UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Fathom Digital Manufacturing Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y 103

(CUSIP Number)

John R. May

c/o CORE Industrial Partners GP I, LLC

110 N Wacker Drive, Suite 2200

Chicago, IL 60606

(312) 566-4880

Copy to:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,168,894(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,168,894(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,894(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%(3)
14	TYPE OF REPORTING PERSON PN

(1)

This number excludes 235,875 unvested shares of Class A Common Stock of the Issuer, par value $0.0001 per share (“Class A Common Stock”) owned by the Reporting Person that are subject to forfeiture (the “Earnout Shares”). The Earnout Shares will vest in three equal tranches, with each tranche vesting at each of the following share price thresholds: $12.00, $15.00 and $20.00. The achievement of the price threshold will be determined based on a volume-weighted average price (“VWAP”) of the Class A Common Stock for 20 trading days within any 30 trading day period or a change of control transaction of the Issuer that implies the same per share value as the applicable price threshold. The earnout period will be five years from the date of the closing of the transactions contemplated by the Business Combination Agreement, dated as of July 15, 2021 and amended on November 16, 2021, by and among the Issuer, Fathom Holdco, LLC, certain of the Reporting Persons and the other parties thereto, or December 23, 2026. If such vesting requirements are not achieved during the five-year earnout period, the Earnout Shares will be forfeited.

(2)	Power is exercised through the Reporting Person’s general partner, CORE Industrial Partners GP I, LLC (“CORE Fund I GP”) and its sole managing member, John R. May.
(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer) as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2023 (the “Form 10-Q”) and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,121,007(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,121,007(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,007(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This number excludes 83,441 Earnout Shares owned by the Reporting Person.
(2)	Power is exercised through the Reporting Person’s general partner, CORE Fund I GP and its sole managing member, John R. May.
(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS CORE Industrial Partners GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,289,901(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,289,901(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,901(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This number excludes 319,316 Earnout Shares controlled by the Reporting Person.
(2)	Reporting Person holds power over shares owned by the CORE Funds. Power is exercised through the Reporting Person’s sole managing member, John R. May.
(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS John R. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,289,901(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,289,901(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,901(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%(3)
14	TYPE OF REPORTING PERSON PN

(1)	This number excludes 319,316 Earnout Shares controlled by the Reporting Person.
(2)

John R. May is the sole managing member of CORE Fund I GP, and in that capacity may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by CORE Fund I GP. CORE Fund I GP holds power over shares held by the CORE Funds.

(3)

The calculation is based on 6,834,463 shares of common stock issued and outstanding as of November 10, 2023 (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock) as reported in the Form 10-Q and excludes 513,375 Earnout Shares.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2022, as amended by Amendment No. 1 filed with the SEC on April 10, 2023 and Amendment No. 2 filed with the SEC on November 24, 2023 (as amended, the “Existing Schedule”) relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Fathom Digital Manufacturing Corporation, a Delaware corporation (the “Company” or the “Issuer”). Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Statement is hereby amended and supplemented to include the following information and to incorporate by reference the information set forth in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Statement is hereby amended and supplemented to include the following information:

Merger Agreement

On February 16, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Fathom Digital Manufacturing Intermediate, LLC, a Delaware limited liability company (“Parent”), Fathom Digital Manufacturing Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Company Merger Sub”), Fathom Digital Manufacturing Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Company Merger Sub (“LLC Merger Sub”), Fathom Holdco, LLC, a Delaware limited liability company and the partially-owned operating subsidiary of the Company (“OpCo LLC”), and the Company, pursuant to which, among other things, (i) LLC Merger Sub will merge with and into OpCo LLC with OpCo LLC surviving the merger as a partially owned subsidiary of the Company (the “LLC Merger”) and (ii) immediately following the LLC Merger, Company Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Company Merger”), and collectively, with the LLC Merger and the other transactions contemplated by the Merger Agreement, the “Transactions”). Parent, Company Merger Sub, and LLC Merger Sub are affiliates of the Reporting Persons. Capitalized terms used in this Item 4 but not otherwise defined have the meaning set forth in the Merger Agreement.

Merger Consideration. (i) Each share of Class A Common Stock that is issued and outstanding as of immediately prior to the Company Merger Effective Time (including each share of Class A Common Stock resulting from the exchange of OpCo Class A Units for shares of Class A Common Stock resulting from the Class A Unit Exchange and excluding (A) Company Class A Earnout Shares, (B) shares of Class A Common Stock (1) held by the Company as treasury stock, (2) owned by Parent, Merger Sub or any of its Affiliates (including Rollover Shares) and (3) owned, directly or indirectly, by the CORE Funds (the shares described in (1) through (3) of this clause (B), collectively, the “Owned Company Shares”) and (C) shares of Class A Common Stock held by Company Stockholders who have not voted in favor of the adoption of the Merger Agreement and who have properly demanded appraisal of such shares of Class A Common Stock in accordance with, and who have otherwise complied with, Section 262 of the DGCL (the “Dissenting Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.75, without interest thereon (the “Per Share Price”), (ii) each Owned Company Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor, (iii) each outstanding Company Class A Earnout Share will be automatically cancelled and will cease to exist and no payment will be made with respect thereto and (iv) each share of Class B Common Stock (including SPAC Class B Earnout Shares) will be automatically cancelled and will cease to exist and no payment will be made with respect thereto. Holders of Dissenting Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.

Treatment of Company Awards. The Merger Agreement also provides that, at the Company Merger Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each Company Option that is outstanding and unexercised immediately prior to the Company Merger Effective Time (whether vested or unvested), will be converted into the right to receive a cash payment, less applicable tax withholdings, equal in value to (A) the excess, if any, of the Per Share Price over the per share exercise price of such Company Option, multiplied by (B) the number of shares of Company Common Stock covered by such Company Option immediately prior to the Company Merger Effective Time (the “Option Consideration”);

(ii) each Company Restricted Stock Unit Award that is outstanding immediately prior to the Company Merger Effective Time will be cancelled and converted into the contingent right to receive an amount in cash, without interest and less applicable tax withholdings, equal in value to (A) the Per Share Price multiplied by (B) the number of shares of Company Common Stock covered by such Company Restricted Stock Unit Award immediately prior to the Company Merger Effective Time (the “Converted Cash Award”), which Converted Cash Award will be subject to the same time-based vesting schedule and generally the same terms and conditions of the corresponding Company Restricted Stock Unit Award from which it was converted;

(iii) each unvested Company Restricted Stock Unit Award held by a non-employee director of the Company that is outstanding immediately prior to the Company Merger Effective Time will be forfeited and cancelled for no consideration, except that to the extent that any outstanding Company Restricted Stock Unit Award granted on May 4, 2023 to a non-employee director of the Company (including the award granted to Carey Chen in his capacity as a non-employee director) remains unvested immediately prior to the Company Merger Effective Time, such award will vest in full on the Company Merger Effective Time, with the holder of such Company Restricted Stock Unit Award becoming entitled to receive an amount in cash, less applicable tax withholdings, equal in value to (A) the Per Share Price by (B) the number of shares of Company Common Stock covered by such award immediately prior to the Company Merger Effective Time;

(iv) each Company Performance Stock Unit Award that is outstanding immediately prior to the Company Merger Effective Time and that has satisfied the applicable performance vesting criteria associated with such Company Performance Stock Unit Award (or applicable portion thereof) as of immediately prior to the Company Merger Effective Time will be cancelled and converted into the contingent right to receive a Converted Cash Award with respect to an amount in cash, without interest and less applicable Tax withholdings, equal in value to (A) the Per Share Price by (B) the number of shares of Company Common Stock covered by such Company Performance Stock Unit Award with respect to which the applicable performance vesting criteria has been satisfied immediately prior to the Company Merger Effective Time, which Converted Cash Award will be subject to the same time-based vesting schedule and generally the same terms and conditions of the corresponding Company Performance Stock Unit Award from which it was converted; and

(v) each Company Performance Stock Unit Award (or applicable portion thereof) that is outstanding immediately prior to the Company Merger Effective Time and that has not satisfied the applicable performance-vesting criteria associated with such Company Performance Stock Unit Award (or applicable portion thereof) as of immediately prior to the Company Merger Effective Time will be forfeited and cancelled for no consideration.

The Option Consideration will be paid to the applicable holder no later than the second regularly scheduled payroll date following the Closing Date. In addition, the Company ESPP will not extend or commence new offering periods and will terminate prior to the Company Merger Effective Time, with accumulated participant contributions to be returned to the participants without interest.

Treatment of Warrants. At the Company Merger Effective Time, each outstanding Company Warrant will, in accordance with its terms, automatically and without any required action on the part of the holder thereof or any other Person, cease to represent a Company Warrant exercisable for Class A Common Stock and shall become a Company Warrant exercisable for the Per Share Price. If a Registered Holder (as defined in the Warrant Agreement) properly exercises a Company Warrant within thirty (30) days following the public disclosure of the consummation of the Company Merger pursuant to a Current Report on Form 8-K filed with the SEC, the Warrant Price (as defined in the Warrant Agreement) with respect to such exercise will be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Price (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined in the Warrant Agreement).

Board and Special Committee Recommendation. A special committee (the “Special Committee”) of the board of directors (the “Board”) of the Company consisting only of independent and disinterested directors of the Company has unanimously (i) determined that the Merger Agreement and the Merger, on the terms and subject to the conditions set forth therein, are fair to, advisable, and in the best interests of the Company and the Company’s stockholders, including the Unaffiliated Stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, and

(iii) recommended that the Board (a) approve and declare advisable the Merger Agreement and the Transactions, and determine that the Transactions are fair to, advisable, and in the best interests of the Company and the Company’s stockholders, including the Unaffiliated Stockholders and (b) submit the Merger Agreement to the Company Stockholders for their adoption and recommend that the Company Stockholders vote in favor of adopting the Merger Agreement. The Board, acting in accordance with the unanimous affirmative recommendation of the Special Committee, has unanimously (with one director not in attendance) (i) determined that the Merger Agreement and the Transactions are fair to, advisable, and in the best interests of the Company and the Company’s stockholders, including the Unaffiliated Stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its obligations contained therein and the consummation of the Company Merger upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) directed that the adoption of the Merger Agreement be submitted to a vote of the Company Stockholders at the Company Stockholder Meeting and (v) resolved to recommend that the Company Stockholders adopt the Merger Agreement in accordance with the DGCL.

No Solicitation; Change of Board Recommendation. From the date of the Merger Agreement until the earlier to occur of (i) the termination of the Merger Agreement and (ii) the Company Merger Effective Time, the Company will be subject to customary “no-shop” restrictions on its ability to solicit alternative Acquisition Proposals (as defined in the Merger Agreement) from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative Acquisition Proposals, subject to a customary “fiduciary out” provision that allows the Company and the Special Committee, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an Acquisition Proposal if the Board, acting upon the recommendation of the Special Committee, or the Special Committee has determined in good faith based on information then available (after consultation with its financial advisor and outside legal counsel) that such alternative Acquisition Proposal constitutes a Superior Proposal (as defined in the Merger Agreement) or could be reasonably expected to lead to a Superior Proposal, and the Board or the Special Committee has determined in good faith based on the information then available (after consultation with its financial advisor and outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties pursuant to applicable law (provided that, among other conditions, Parent is provided an opportunity to improve its offer prior to a Company Board Recommendation Change).

Representations, Warranties and Covenants. The Company also made customary representations and warranties in the Merger Agreement and agreed to customary covenants regarding the operation of the business of the Company and its Subsidiaries prior to the consummation of the Transactions. The Merger Agreement also provides that the Company, on the one hand, or Parent, on the other hand, may specifically enforce the obligations under the Merger Agreement, including the obligation to consummate the Transactions if the conditions set forth in the Merger Agreement are satisfied. Parent’s, the Merger Subs and their Affiliates’ collective liability for monetary damages for breaches of the Merger Agreement is capped at $3,906,103.

Closing Conditions. Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement, including, but not limited to, the: (i) affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock to adopt the Merger Agreement; (ii) absence of any law or order restraining, enjoining or otherwise prohibiting the Transactions; (iii) accuracy of the Company’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect (as defined in the Merger Agreement)); (iv) delivery by the Company of a customary FIRPTA certificate; (v) absence of a Company Material Adverse Effect; and (vi) completion of the Class A Unit Exchange.

Parent Expenses; Termination; Termination Fees. The Merger Agreement contains certain termination rights in favor of both Parent and the Company. Upon termination of the Merger Agreement under specified circumstances, including the Company terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the “fiduciary out” provisions of the Merger Agreement, the Company will be required to pay Parent a termination fee of $813,771. The $813,771 termination fee will also be payable by the Company if the Merger Agreement is terminated under certain circumstances and prior to such termination, an Acquisition Proposal for an Acquisition Transaction is publicly announced or disclosed and any Acquisition Transaction is consummated or the Company enters into an agreement providing for the consummation of any Acquisition Transaction within one year of the termination. In addition to the foregoing termination rights, and subject to certain limitations, the Company or Parent may terminate the Merger Agreement if the Merger is not consummated by July 31, 2024.

Description of Merger Agreement. The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 9, which is incorporated herein by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in the confidential Company Disclosure Letter provided by the Company to Parent in connection with the signing of the Merger Agreement. The confidential Company Disclosure Letter delivered in connection with the execution of the Merger Agreement contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between the Company and Parent rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about the Company.

Delisting of Shares of Class A Common Stock. If the Company Merger is consummated, the Class A Common Stock will cease to be quoted on the New York Stock Exchange (the “NYSE”) and will be delisted from the NYSE and deregistered under the Act.

Equity Commitment. Pursuant to an equity commitment letter (the “Equity Commitment Letter”), dated February 16, 2024, certain funds managed by or affiliated with CORE (collectively, the “CORE Funds”), subject to the terms and conditions thereof, agreed to provide equity financing to Parent in the aggregate amount set forth therein to facilitate consummation of the Transactions, the repayment of indebtedness outstanding under that certain Credit Agreement, dated as of December 23, 2021 (as subsequently amended) by and among Fathom Guarantor, LLC, Fathom Manufacturing, LLC, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, and, if applicable, satisfy any monetary damages required to be paid to the Company by Parent in accordance with the Merger Agreement.

Amendment No. 1 to the Amended and Restated Tax Receivable Agreement

On February 16, 2024, the Company amended the Amended and Restated Tax Receivable Agreement (the “Tax Receivable Agreement”), dated as of April 4, 2023, by and among the Company, OpCo LLC and certain other parties set forth therein (the “TRA Amendment”). As amended, the Tax Receivable Agreement will automatically terminate in full without any payment, including any Tax Benefit Payment or Early Termination Payment (each as defined in the Tax Receivable Agreement) upon the consummation of the Company Merger, and the Company Merger will not constitute a Change of Control (as defined in the Tax Receivable Agreement) thereunder.

The foregoing description of the TRA Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the TRA Amendment, a copy of which is attached hereto as Exhibit 10 and incorporated herein by reference.

Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of OpCo LLC

On February 16, 2024, the Company, in its capacity as the managing member of OpCo LLC, and OpCo LLC amended the Second Amended and Restated Limited Liability Agreement of OpCo LLC (the “LLC Agreement Amendment”). As amended, and among other things, the Company shall have the right to cause the exchange of certain outstanding shares of vote-only Class B Common Stock, together with the corresponding Class A Units of OpCo LLC (other than those units held by the Company), for an equal number of shares of the Company’s Class A Common Stock, immediately prior to and conditioned upon the LLC Merger Effective Time.

The foregoing description of the LLC Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the LLC Agreement Amendment, a copy of which is attached hereto as Exhibit 11 and incorporated herein by reference.

Support Agreement

On February 16, 2024, the Company, Parent and certain of the CORE Funds entered into a Support Agreement pursuant to which such CORE Funds, which hold approximately 62.8% of the voting power of the Company’s outstanding capital stock, have agreed to vote their Company capital stock in favor of the adoption and approval of the Merger Agreement and the Transactions, subject to and in accordance with the terms and conditions of the Support Agreement. Accordingly, such vote pursuant to the Support Agreement is expected to result in a majority of outstanding shares of Company capital stock being voted in favor of the proposal to approve and adopt the Merger Agreement to be submitted for a vote at the special stockholders meeting to be called as required by the Merger Agreement, which would result in such proposal being adopted. Upon the occurrence of a Company Board Recommendation Change, the obligation to vote pursuant to the Support Agreement shall only apply to shares held by the CORE Funds party thereto equaling 33% of the total voting power of the Company’s outstanding capital stock.

The Support Agreement and all obligations of the parties thereunder shall automatically terminate upon the earliest to occur of (a) the mutual written consent of the parties thereto; provided, that the Company has previously obtained the approval of the Special Committee to terminate the Support Agreement; (b) the Company Merger Effective Time and (c) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 12 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of this Statement is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a)	The aggregate number and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

CORE Industrial Partners Fund I, L.P., a Delaware limited partnership (“CORE Fund I”) is the direct beneficial owner of 3,168,894 shares of Class A Common Stock, which constitutes 46.4% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B common stock, par value $0.0001 per share (“Class B Common Stock”)).

2.

CORE Industrial Partners Fund I Parallel, L.P., a Delaware limited partnership (“Core Parallel Fund I” and, together with CORE Fund I, the “CORE Funds”) is the direct beneficial owner of 1,121,007 shares of Class A Common Stock, which constitutes 16.4% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

3.

As a result of its role as the general partner of each of the CORE Funds, CORE Industrial Partners GP I, LLC, a Delaware limited liability company (“CORE Fund I GP”) is the indirect beneficial owner of 4,289,901 shares of Class A Common Stock, which constitutes 62.8% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

4.

As a result of his role as the sole managing member of CORE Fund I GP, John R. May, a natural person residing in the State of Florida and a citizen of the United States of America, may be deemed the indirect beneficial owner of 4,289,901 shares of Class A Common Stock, which constitutes 62.8% of the outstanding shares of Class A Common Stock (assuming the exchange of all of the 3,327,379 shares of outstanding Class B Common Stock).

(b)

The CORE Funds, CORE Fund I GP and John R. May are each individually referred to as a “Reporting Person” and collectively, as the “Reporting Persons.” The power to vote and dispose of the shares of Class A Common Stock beneficially owned by each of the Reporting Persons is as follows:

1.

CORE Fund I has shared voting power and shared dispositive power with respect to 3,168,894 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

2.

CORE Parallel Fund I has shared voting power and shared dispositive power with respect to 1,121,007 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

3.

CORE Fund I GP has shared voting power and shared dispositive power with respect to 4,289,901 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

4.

John R. May has shared voting power and shared dispositive power with respect to 4,289,901 shares of Class A Common Stock and sole voting and dispositive power with respect to zero shares of Class A Common Stock.

(c)

There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Class A Common Stock being reported on this Schedule 13D.

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Statement is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Statement is hereby amended and restated as follows:

Exhibit No.	Description

1	Business Combination Agreement, dated July 15, 2021 (incorporated by reference to Annex C of the Issuer’s 424B3, filed on December 3, 2021).

2	Amendment No. 1 to the Business Combination Agreement, dated November 16, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 16, 2021).

3	Investor Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

4	Registration Rights Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

5	OpCo Operating Agreement, dated December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

6	Amended and Restated Tax Receivable Agreement, dated April 4, 2023 (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on April 7, 2023).

7	Joint Filing Agreement, dated January 3, 2022 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D filed on January 3, 2022).

8	Proposal Letter, dated November 22, 2023, from CORE to the Special Committee (incorporated by reference to Exhibit 8 to the Reporting Persons’ Existing Schedule filed on November 24, 2023).

9	Agreement and Plan of Merger, dated as of February 16, 2024, by and among Fathom Digital Manufacturing Intermediate, LLC, Fathom Digital Manufacturing Merger Sub, Inc., Fathom Digital Manufacturing Merger Sub 2, LLC, Fathom Holdco, LLC, and Fathom Digital Manufacturing Corporation (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

10	Amendment No. 1, dated as of February 16, 2024 to the Amended and Restated Tax Receivable Agreement, dated as of April 4, 2023, by and among Fathom Digital Manufacturing Corporation, Fathom Holdco, LLC, and certain other parties thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

11	Amendment No. 1, dated as of February 16, 2024 to the Second Amended and Restated Limited Liability Agreement of Fathom Holdco, LLC dated as of December 23, 2021 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

12	Support Agreement, dated as of February 16, 2024, by and among Fathom Digital Manufacturing Corporation, Fathom Digital Manufacturing Intermediate, LLC, and the stockholders party thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 20, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

JOHN R. MAY

/s/ John R. May
Name:	John R. May, Individually